Exhibit (h)(vi)

AMENDMENT TO MEMORANDUM OF AGREEMENT

This amendment (the “Amendment”) made as of                      (“Effective Date”), amends the memorandum of agreement dated as of December 15, 1998 (the “Sub-License Agreement”) by and among The Select Sector SPDR® Trust (the “Trust”), Merrill, Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and S&P Opco, LLC, a subsidiary of S&P Dow Jones Indices LLC and a successor-in-interest to Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”).

WITNESSETH THAT:

WHEREAS, pursuant to the license agreement dated November 17, 1998, as amended (the “License Agreement”), by and among Merrill Lynch, S&P, NYSE Alternext US (formerly known as the American Stock Exchange LLC) and PDR Services LLC, S&P has granted to Merrill Lynch a license to use the S&P 500 Index and the S&P Marks (as defined in the License Agreement) in connection with the issuance, exchange trading, marketing and/or promotion of the series of the Trust, an open-end management investment company consisting of the Products (as defined in the License Agreement);

WHEREAS, the parties entered into the Sub-License Agreement allowing the Trust to use and refer to the S&P Marks and certain Merrill Lynch trademarks in connection with the marketing and promotion of, and making disclosures related to, the Products;

WHEREAS, the parties desire to amend the Sub-License Agreement to add certain break-points with respect to licensing fees payable to S&P by the Trust under the Sub-License Agreement;

NOW THEREFORE, in consideration of the premises and of the mutual agreements contained herein, the parties agree as follows:

1. Paragraph 4.b. of the Sublicense Agreement is hereby deleted in its entirety and replaced with the following:

“b. A license fee at a rate of three (3) basis points (.0003) per annum of the average aggregate daily net assets of each Select Sector SPDR based upon net asset value as described in the TRUST prospectus up to and including US$50 billion and two (2) basis points (.0002) per annum of the average aggregate daily net assets of each Select Sector SPDR based upon net asset value as described in the TRUST prospectus over and above US$50 billion (the “Asset-Based Fee”). The Asset-Based Fee shall be computed and paid at the end of each quarter of the Computation Year (as defined below).”

2. Any reference in the Sub-License Agreement to an entity, whether by specific name or by duties and responsibilities, shall be deemed to include any successor corporation or entity thereto, including any affiliate or successor in interest.

3. This Amendment contains the entire understanding among the parties with respect to the transactions contemplated hereby. To the extent that any provision of this Amendment modifies or is otherwise inconsistent with any provision of the Sub-License Agreement, this Amendment shall control, but the Sub-License Agreement shall otherwise remain in full force and effect.

Exhibit (h)(vi)

4. This Amendment may be simultaneously executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their officers designated below as of the date first written above.

THE SELECT SECTOR SPDR TRUST

By:
Name:
Title:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:
Name:
Title:

S&P OPCO, LLC

By:
Name:
Title: